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SEC
SE
Mail Processing
Section

17009921

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dean Bradley Osborne Partners LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3700
(No. and Street)

San Francisco (City) **California** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Andrzejewski **(415) 367-6000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer LLC
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 600 (Address) **San Francisco** (City) **California** (State) **94111** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DEAN BRADLEY OSBORNE PARTNERS LLC

TABLE OF CONTENTS

Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Capital	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supporting Schedules	11
Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1	12
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Review Report of Independent Registered Public Accounting Firm	14
SEA 15c3-3 Exemption Report	15

OATH OR AFFIRMATION

I, **Bryan Andrzejewski**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dean Bradley Osborne Partners LLC**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PARTNER.

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], ~~not~~ Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28 (*Date*) day of February (*Month*), 2017 (*Year*), by

(1) Bryan Andrzejewski

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

G. COMPTON
Commission # 2072415
Notary Public - California
San Francisco County
My Comm. Expires Jun 23, 2018

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Financial Statements - 12/31/16 **Document Date:** ______

Number of Pages: ____ **Signer(s) Other Than Named Above:** ______

BPM

600 California Street, Suite 600, San Francisco, CA 94108
Phone (415) 421-5757 **Fax** (415) 288-6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Dean Bradley Osborne Partners LLC

We have audited the accompanying statement of financial condition of Dean Bradley Osborne Partners LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dean Bradley Osborne Partners LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

BPM LLP

San Francisco, California
February 28, 2017

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	718,825
Client receivables		25,000
Prepaid expenses		2,387
Total assets	$	746,212

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable	$	78,531
Total liabilities		78,531
Commitments and contingencies (Note 5)		
Member's capital		667,681
Total liabilities and member's capital	$	746,212

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2016

Revenue:	
Investment banking fees	$ 22,917,186
Advisory fees	4,353,664
Retainer fees	425,000
Total revenue	27,695,850
Expenses:	
Professional fees	115,218
Regulatory fees	146,430
Other expenses	2,166
Total expenses	263,814
Net income	$ 27,432,036

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

for the year ended December 31, 2016

Member's capital, as of January 1, 2016	$	1,215,459
Distributions		(27,979,814)
Net income		27,432,036
Member's capital, as of December 31, 2016	$	667,681

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 27,432,036
Change in assets and liabilities:	
Client receivables	1,070,411
Prepaid expenses	1,029
Accounts payable	65,246
Net cash provided by operating activities	28,568,722
Cash flows from financing activities:	
Distributions	(27,979,814)
Net cash used in financing activities	(27,979,814)
Net increase in cash	588,908
Cash, beginning of year	129,917
Cash, end of year	$ 718,825

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Dean Bradley Osborne Partners LLC (the "Company") is a Delaware Limited Liability Company formed on August 12, 2011, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") as of February 8, 2012 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the states of California and New York effective February 14, 2012 and February 23, 2012, respectively. The sole managing member of the Company is DBO Partners LLC (the "Parent" or "DBO"). DBO is a holding company and certain expenses of the Company were paid by the Parent through an Expense Sharing Agreement (see Note 4).

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with mergers and acquisitions, private sales, defense advisory, financial restructuring, capital raising advisory services pertaining to equity and debt including private placements and structuring of public equity offerings. The Company helps clients devise strategies for enhancing shareholder value or to optimally raise capital to meet investment and growth objectives as well as proactively brings new ideas and perspective regarding individual companies and strategic industry sectors.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized upon completion of the transaction process. Costs associated with transaction fees are expensed as incurred.

Advisory and retainer fees consist of advisory retainer and transaction-based fee arrangements related to financial and strategic advisory services, including providing investment advice, research, and administrative services. Advisory and retainer fees are recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements. Transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable, and (d) collection is reasonably assured.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by financial institutions may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2016, there were no cash equivalents.

Continued

1. Organization and Summary of Accounting Policies, *continued*

Client Receivables and Allowance for Doubtful Accounts

Client receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customer and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and in increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to allowance for doubtful accounts. The allowance for doubtful accounts amounted to $0 as of December 31, 2016.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities. The Company has no assets or liabilities that are required to be carried at fair value as of December 31, 2016.

Income Taxes

The Company, a limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

2. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2016, the Company had net regulatory capital of $640,294, which was $635,059 in excess of its minimum required net capital of $5,235. The Company's ratio of aggregate indebtedness to net capital was .123 to 1 as of December 31, 2016.

Continued

4. Related Party Transactions

On December 22, 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with its sole member, DBO. Pursuant to the Agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Parent. During the year ended December 31, 2016, the Parent paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses. The Company has no obligation to reimburse DBO for these expenses. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2016 and were subsequently settled had no material effect on the financial statements as of that date. As of December 31, 2016, there were no contingencies that the Company believes will have a material impact on the Company's financial position.

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

6. *Risk Concentration*

For the year ended December 31, 2016, four customers accounted for 77% of total revenues. Additionally, one customer accounted for 100% of accounts receivables as of December 31, 2016.

The Company's cash consists of cash held at one financial institution where the balance may exceed government insurance limits during the year. At December 31, 2016, the Company's uninsured cash balances totaled $468,825.

7. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were available for issuance, and has determined that there were no material subsequent events to disclose.

SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

DEAN BRADLEY OSBORNE PARTNERS LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
as of December 31, 2016

Net capital:		
Total member's capital		$ 667,681
Deductions		
Non-allowable assets:		
Accounts receivable	$ (25,000)	
Prepaid expenses	(2,387)	
Total deductions and/or charges		(27,387)
Net capital		$ 640,294
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	78,531	
Total aggregate indebtedness (A.I.)		$ 78,531
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)		$ 5,235
Minimum dollar requirement		$ 5,000
Excess net capital		$ 635,059
Ratio: Aggregate indebtedness to net capital		12.3%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1
as of December 31, 2016

There was no difference between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's December 31, 2016 Part IIA FOCUS filing.

DEAN BRADLEY OSBORNE PARTNERS LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

for the year ended December 31, 2016

An exemption from Rule 15c3-3 under the Securities Act of 1934 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

for the year ended December 31, 2016

An exemption from Rule 15c3-3 under the Securities Act of 1934 is claimed, based upon section (k)(2)(i).

BPM

600 California Street, Suite 600, San Francisco, CA 94108
Phone (415) 421-5757 **Fax** (415) 288-6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dean Bradley Osborne Partners LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Dean Bradley Osborne Partners LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BPM LLP

San Francisco, California
February 28, 2017

DBO PARTNERS

One Embarcadero Center, Suite 3700
San Francisco, CA 94111

SEA RULE 15c3-3 EXEMPTION REPORT

February 28, 2017

I, Bryan Andrzejewski, Partner of Dean Bradley Osborne Partners LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year ending December 31, 2016 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Bryan Andrzejewski
Partner